# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Femto Technologies Inc., CIK 0001888151
CUSIP: 31447N303
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 2264E 11TH AVENUE, VANCOUVER, British Columbia Canada (A1), V5N1Z6
Date of event which requires filing of this statement: 09/04/2025
Filed by CIK 0001896206
Persons authorized to receive notices and communications: Steven Cohen, 1205 Franklin Avenue, Garden City, New York (NY), 11530, 212-818-8800

## Reporting persons
- Alta Partners LLC (CIK 0001896206): type of reporting person: other (OO); citizenship or place of organization: New York (NY); source of funds: working capital (WC); sole voting power 117,107; shared voting power 0; sole dispositive power 117,107; shared dispositive power 0; aggregate amount beneficially owned 117,107 (13.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Femto Technologies Inc.
Address of issuer's principal executive offices: 2264E 11TH AVENUE, VANCOUVER, British Columbia Canada (A1), V5N1Z6

## Item 2. Identity and Background
Name of person filing: The name of the Reporting person is Alta Partners LLC.
Residence or business address: The business address of the Reporting Person is 1205 Franklin Avenue, Garden City, New York 11530.
Present principal occupation or employment: The Reporting Person is a private investment firm.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a New York limited liability company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source of the funds used by the Reporting Person to acquire the common shares reported on in this Schedule 13D was working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
As of the date of this Amendment No. 1 to Schedule 13D, the Reporting Person does not have any plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of the board of directors or management of the Issuer;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer's business or corporate structure;
(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which ay impede the acquisition of control of the Issuer by any person;
(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) Any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The Reporting Person beneficially held 117,107 common shares, or 13.6% of the Issuer's outstanding common shares (based on an aggregate of 860,762 common shares outstanding).
Number of shares as to which each person has sole or shared power to vote or dispose: The number of common shares as to which the Reporting Persons has sole or shared power to vote, direct the vote, dispose or direct the disposition are as set forth in rows seven through ten of the cover page hereof and are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: N/A

## Signatures
- Alta Partners LLC: /s/ Steven Cohen, Steven Cohen, Managing Member (09/05/2025)